Galt Petroleum, Inc.
175 South Main Street
15th Floor
Salt Lake City, Utah 84111

January 18, 2013

Securities and Exchange Commission
Attn:  Roger Schwall, Assistance Director; Caroline Kim, Staff Attorney; Laura Nicholson, Staff Attorney
Division of Corporation Finance
Washington, D.C. 20549

RE:         Galt Petroleum, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 5, 2012
File No. 333-182600

Dear Mr. Schwall, Ms. Kim, and Ms. Nicholson,

We respond as follows to the comments in your letter dated January 2, 2013:

General

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:  We have updated the financial statements.

2.
Please revise your filing to update the information regarding your convertibles notes payable to Evolution Capital, LLC as of the most recent practicable date. In that regard, we note that your disclosure at pages 22, 26, 33 and 37 does not appear to reflect the note issued on October 17, 2012 (filed as Exhibit 10.16). Please also update your related disclosure at page II-1 with respect to the unregistered sales of the notes.

RESPONSE:  We have revised our filing to update the information regarding our convertible notes payable as of January 18, 2013 and have included disclosure regarding the notes to our Recent Sale of Unregistered Securities section.

Management’s Discussion and Analysis of Financial Condition and Results of Operation,

Liquidity and Capital Resources, page 26

3.
We note that the revolving line of credit filed as Exhibit 10.5 has a maturity date of December 31, 2012, and that the notes with Evolution Capital, LLC that you filed as exhibits provide for a default rate of 24% interest. Please revise your disclosure to include such information.

RESPONSE:  We have revised as instructed.

SEC Response Letter
Galt Petroleum, Inc.
January 18, 2013

Security Ownership of Certain Beneficial Owners and Management, page 32

4.
We note your response to prior comment 6. Based on your response, it appears that the common stock underlying the convertible notes payable to Evolution Capital, LLC is not reflected in the beneficial ownership table. Please revise your disclosure in this section to clarify your beneficial ownership disclosure in this regard.

RESPONSE:  Per our counsel’s conversation with Ms. Kim, we have added disclosure clarifying that Evolution Capital, LLC is the holder of $276,480 in notes payable convertible into $552,961 worth of common stock, that the notes contain a restriction prohibiting conversion into common stock if after the conversion the holder would own more than 4.99% of the Company, and that, therefore, Evolution cannot convert its notes into common stock because it owns 15% of the Company.

Certain Relationships and Related Transactions, page 36

5.
Please expand this section to provide the information required by Item 404(d) of Regulation S-K with respect to your convertible promissory notes and consulting agreement with Evolution Capital, LLC. In that regard, we note your disclosure that Evolution owns fifteen percent of your outstanding common stock. Please also reflect such information in your disclosure under the caption “Selling Security Holders” at page 21, as Evolution is a selling shareholder. Please refer to Item 507 of Regulation S-K.

RESPONSE:  We have revised the section as instructed, and have also included similar disclosure in the “Selling Security Holders” section.

Exhibits

6.	We re-issue prior comment 8. In that regard, we note that you have not filed the following items:
•	the promissory note with Mr. Chad Albury, which you reference at page 36.
•
the original consulting agreement with Evolution Capital, LLC from August 2011, which appears to be referenced at page F-11, and the consulting agreement with another firm referenced in your revised disclosure at page F-11.

•	The $100,000 note referenced at page F-18.

RESPONSE:    We have filed the promissory note with Chad Albury as Exhibit 10.20, the original consulting agreement with Evolution Capital, LLC as Exhibit 10.23, the consulting agreement with another firm as Exhibit 10.22, and the $100,000 note as Exhibit 10.21.  Additionally, we have filed the most recent Evolution Capital, LLC convertible note dated November 30, 2012 as Exhibit 10.24.

7.
We note that the registrant is not a party to the Management Consulting Agreement filed as Exhibit 10.4, or the Revolving Line of Credit Agreement filed as Exhibit 10.5. Please advise how the registrant is subject to the rights and obligations set forth in these agreements, and file any related agreements.

RESPONSE:  Pursuant to the Management Consulting Agreement, filed as Exhibit 10.4, the related parties were to provide management consulting services to Bray-Conn Resources, LLC (“Bray-Conn”) as oil revenue was earned.  Pursuant to Acquisition Agreement, filed as Exhibit 10.7, we acquired the oil and gas assets of Bray-Conn and assumed certain Bray-Conn liabilities associated with those assets, including Bray-Conn’s obligation to compensate the related parties for management consulting services as oil revenue was generated by the oil and gas assets.  Accordingly, we have filed the relevant agreements as our counsel previously discussed with Ms. Kim.

SEC Response Letter
Galt Petroleum, Inc.
January 18, 2013

We thank you for your review.  If you have any questions or concerns, please feel free to contact our counsel, Vincent & Rees, via telephone at (801) 303-5737.  Thank you for your assistance and review.

Sincerely,

/s/ Cary Valerio
Cary Valerio
President